August 31, 2016

VIA EDGAR

To:    Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

Re:    Parker Drilling Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Supplemental Responses dated May 13, 2016 and July 22, 2016
File No. 001-07573

Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company, a Delaware corporation (“we”, the “Company” or “The Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 25, 2015 (the “2014 Form 10-K”), Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 25, 2016 (the “2015 Form 10-K”), and Supplemental Responses dated May 13, 2016 and July 22, 2016.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2015
Notes to the Consolidated Financial Statements
Note 12 - Reportable Segments, page 66
1.We note your response to prior comment 2 and information provided as part of phone conversations regarding the aggregation of your U.S. and international rental tools operating segments. Please revise your presentation as we are not in a position to agree that aggregation of these operating segments is appropriate pursuant to FASB ASC 280-10-50-11.
Response: The Company acknowledges the Staff’s comment and, in future filings, intends to report our Rental Tools Services business as two reportable segments: 1) U.S. Rental Tools and 2) International Rental Tools.

The Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (281) 406-2000.

Very truly yours,

PARKER DRILLING COMPANY

By:    /s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:    Wei Lu, Securities and Exchange Commission
Jon-Al Duplantier, Parker Drilling Company
Kelly B. Rose, Baker Botts L.L.P.